Mail Stop 4561

November 16, 2007

Mr. J. Chris Brewster
Chief Financial Officer
Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, TX 77082

> Re: **Cardtronics, Inc.**
> **Registration Statement on Form S-1/Amendment 2**
> **Filed November 9, 2007**
> **File No. 333-145929**

Dear Mr. Brewster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to comment number 15 of our letter dated November 2, 2007. Please revise your consolidated statement of operations for the nine months ended September 30, 2007 and 2006 to include the appropriate disclosures required by SAB 11B. Additionally, please revise your discussion of gross margin within Management's Discussion and Analysis to include the gross margin percentage inclusive of depreciation, accretion, and amortization. Lastly, please ensure that other parts of your document have been revised to comply with SAB 11B, including risk factors, business overview, and the key operating metrics.

Prospectus Summary, page 1

Our Business, page 1

2. On page 2 through 3, you indicate that you recorded a substantial impairment related to one specific merchant contract acquired in 2004. If this is one of your top five merchants disclosed on page 16, please disclose the name of the merchant.

Certain of our directors may have conflicts of interest because they are affiliated with significant stockholders. The resolution of these conflicts of interest may not be in our or your best interest. page 31

3. In this risk factor, you list Fred Lummis and Mike Wilson as directors that may have a conflict, but you did not list Roger Kafker. Please revise or advise us why you did not include Mr. Kafker.

Dilution, page 38

4. Please tell us how you have calculated the pro forma shares of common stock owned by existing stockholders, and if this amount includes the 9.6259 to 1 stock split that is to occur in connection with this offering subsequent to the effectiveness of the registration statement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 49

5. We note your disclosure for the estimate of the total purchase price for the acquisition of the 7-Eleven Financial Services Business, which you completed on July 20, 2007. Please update this note, as well as the related pro forma adjustments, to ensure amounts noted for the total purchase price consideration here as well as in your Condensed Consolidated Financial Statements for the period ended September 30, 2007 are consistent.

The ATM Industry, page 96

6. We note your response to comment 10 of our letter dated November 2, 2007. Please clarify that you have obtained permission to use the copyrighted information obtained from sources other than 2008 EFT Data Book and Retail Banking Research, including, but not limited to, information obtained from *ATM&Debit News* and Dove Consulting.

Outstanding Equity Awards at Fiscal 2006 Year-end, page 131

7. We note your response to comment 11 of our letter dated November 2, 2007, and your disclosure that the value of the common stock was estimated at December 31, 2006. Please revise to disclose the basis for this estimate.

Principal and Selling Stockholders, page 138

8. In the third paragraph, the number of shares to be issued differs from the amounts presented in your response letter to comment 1 of our letter dated November 2, 2007. Please explain the difference.

9. In the table presented on pages 139 through 140, it is very difficult to read the information presented due to the tiny font size. Please increase the size of the font.

Underwriting, page 157

10. On page 162 of the revised registration statement, you have added disclosure noting that "more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters." Please revise the summary and the risk factors section to include appropriate and *detailed* disclosure regarding the risks associated with the fact that the underwriters have an interest in the offering beyond the discounts and commissions they receive for serving as underwriters and the resulting risks associated with their underwriter due diligence obligation. Please provide us with all correspondence between FINRA and the underwriters relating to this aspect of the offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or the undersigned at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

Cc. David P. Oelman, Esquire